State of Delaware
Secretary of State
Division of Corporations
Delivered 12:16 PM 05/19/2010
FILED 12:16 PM 05/19/2010
SRV 100533375 - 4658525 FILE

CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION of
EXTREME MOBILE COATINGS WORLDWIED CORP.

Pursuant to § 242 of the General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify and set forth as follows:

FIRST: That at a meeting of the Board of Directors of Extreme Mobile Coatings Worldwide Corp. (the "Corporation"), the following resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable:

> RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article FIRST and FOURTH of the Certificate of Incorporation be amended to read as follows:
>
> > "FIRST: The name of the Corporation shall be **Structural Enhancement Technologies Corp.**"
> >
> > "FOURTH: The number of shares authorized by the Corporation shall be 1,000,000,000 (One Billion), shares of common stock, with a par value of $0.0001 per shares.
> >
> > As a result of the Reverse Stock Split, upon the Effective Date of the filing of this Amendment, the total number of issued and outstanding shares of Common Stock held by each stockholder will automatically convert into the number of whole shares of Common Stock equal to (i) the total number of issued and outstanding shares of Common Stock held by such stockholder immediately prior to the Forward Stock Split, divided by ONE HUNDRED (100). As a result of the Reverse Stock Split, the total number of issued and outstanding shares of common stock shall decrease from 433,581,568 and shall be a total of approximately 4,335,816 after the Reverse Stock Split.
> >
> > No fractional shares will be issued in connection with the Reverse Stock Split. In lieu of issuing

fractional shares, the Corporation will issue one full share of post-Forward Common Stock to any stockholder who otherwise would have received a fractional share as a result of the Reverse Stock Split. One hundred percent (100%) of the outstanding shares of Common Stock will be affected thereby."

SECOND: That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Charles Woodward, this 19th Day of May, A.D. 2010.

Charles Woodward,
Authorized Officer